Filed by Slack Technologies, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Slack Technologies, Inc.

Commission File No.: 001-38926

This filing relates to the proposed merger of Slack Technologies, Inc., a Delaware Corporation (“Slack”), with Skyline Strategies I Inc. (“Merger Sub I”), a Delaware corporation and a wholly owned subsidiary of salesforce.com, inc., a Delaware corporation (“Salesforce”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of December 1, 2020, by and among Salesforce, Merger Sub I, Skyline Strategies II LLC, a Delaware corporation and a wholly owned subsidiary of Salesforce, and Slack.

The following is an internal communication that Slack distributed to employees on January 20, 2021.

:firework::slack-and-salesforce: New Year, new updates! Here’s a first look at what to expect in the months ahead.

While many of us are laser focused on a strong finish to the fiscal year, others are full-steam ahead on integration planning as we prepare for the closing of our deal with Salesforce. In thread, you’ll find two main updates:

:one: Answers to some of your most frequently asked questions, and

:two: An overview of what to expect in the months ahead

:communicate: As always, we’ll continue to keep you informed as more information becomes available. We have a big journey ahead :slackbot-trailblazer: and are in this together. Stay tuned for more updates in this channel. If you have questions, review the Employee FAQ and continue to post questions in #help-acquisition.

As required by law, please see this important legal notice here.

<post #1 in thread>

:one: Answers to some of your most frequently asked questions: The source of truth is still our Employee FAQ. But there are a few key items we know are top of mind so wanted to call them out specifically:

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Benefits coverage: Benefit premiums will continue to be covered 100% for Slack employees and their families through the end of calendar year 2021. Insurance providers may change after closing (specifics TBD).

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ESPP enrollment: Details of the remaining months of the Slack ESPP are in this section of the Employee FAQ. You will be able to enroll in the Salesforce ESPP in the next available open enrollment period following close.

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Tenure: Salesforce will honor Slack tenure and employees will receive Salesforce benefits and service rewards commensurate with that tenure, subject to applicable law and tax qualification requirements.

•	Friyays: As mentioned in the People Details section of the Employee FAQ, at a minimum, Friyays will continue through May 2021.

There is a full analysis underway related to all benefits programs. Once that analysis is complete, we should have more information to share on all things related to employee benefits and the acquisition.

<post #2 in thread>

:two: What’s happening when: Below is a high-level look at what’s to come in the months ahead. It’s not totally comprehensive – we don’t have all the answers right now and are still working through a lot of details – but it’s a good starting point. :solidarity_all:

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:here_1: What’s happening now: Since the deal was announced, joint teams from Slack and Salesforce have been working together to align on a future framework for how we’ll operate post-acquisition and what’s needed to achieve that vision. This stage is all about planning. As you might imagine, there are a LOT of details to get through! We will communicate as transparently and quickly as we can, as decisions are made.

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:coming-soon: Coming soon: Employee Info Sessions are targeted for early February, where you’ll learn more about Salesforce Employee Success (what they call their People organization) and next steps in the integration. Specific dates and participation details will be shared soon.

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:arrow_right: Until the transaction is closed, which is subject to regulatory approvals and approval by Slack shareholders, we are strictly planning for how integration will go after closing. “Closing” is when we officially become part of Salesforce and thus we have the green light to begin the work of integrating the two entities. Very little will change immediately at closing.

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:roadmap: Closing is one milestone; it’s not the end of the journey. Many decisions about benefits, employment packages, and compensation will not be finalized until after the close date. If we can accelerate any of that, we will – but it’s still TBD. Changes won’t go into effect for a few months, when we reach another milestone called “harmonization.”

•

The few months between “close” and “harmonization” will be busy! This is when you’ll be able to start collaborating directly with your counterparts at Salesforce and get a clear understanding of what it means to be a :slack: Slack employee at :salesforce: Salesforce. At harmonization, you’ll gain access to new Salesforce systems and processes.

There will be important tasks for you to complete throughout the integration journey to set you up for success. As actions are required, they will be posted in this channel. In some cases, you’ll receive bot messages or DMs; we’ll give you a head’s up any time you can expect a different kind of touch point.

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Salesforce.com, Inc. (“Salesforce”) and Slack Technologies, Inc. (“Slack”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Salesforce or Slack stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of Salesforce or Slack to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Salesforce or Slack do business, or on Salesforce’s or Slack’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Salesforce to successfully integrate Slack’s operations; the ability of Salesforce to implement its plans, forecasts and other expectations with respect to Salesforce’s business after the completion of the transaction and realize expected synergies; and business disruption following the merger. These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form S-4 and preliminary proxy statement/prospectus that was filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Salesforce’s and Slack’s respective periodic reports and other filings with the SEC, including the risk factors identified in Salesforce’s and Slack’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Salesforce nor Slack undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Salesforce filed with the SEC a registration statement on Form S-4 to register the shares of Salesforce common stock to be issued in connection with the merger. The registration statement includes a preliminary proxy statement/prospectus which will be sent to the stockholders of Slack seeking their approval of the transaction-related approvals. Each of Salesforce and Slack may also file amendments or supplements to those documents and any other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Salesforce or Slack may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Salesforce and Slack. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PRELIMINARY PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders can obtain free copies of the registration statement and preliminary proxy statement/prospectus and other documents containing important information about Salesforce, Slack and the proposed transaction, once such documents are filed with the SEC (including the definitive joint proxy statement/prospectus), through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Salesforce are available free of charge on Salesforce’s website at www.salesforce.com/investor or by contacting Salesforce’s Investor Relations department at investor@salesforce.com. Copies of the documents filed with the SEC by Slack are available free of charge on Slack’s website at investor.slackhq.com or by contacting Slack’s Investor Relations department at ir@slack.com.

Participants in the Solicitation

Salesforce, Slack and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Salesforce, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Salesforce’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2020, and Salesforce’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 5, 2020, as well as in a Form 8-K filed by Salesforce with the SEC on June 1, 2020. Information about the directors and executive officers of Slack, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Slack’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 5, 2020, and Slack’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 12, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available (including the definitive proxy statement/prospectus). Investors should read the preliminary proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Salesforce or Slack using the sources indicated above.